Exhibit 99.40

For Immediate Release:

HudBay announces Allen J. Palmiere as new

President and CEO

WINNIPEG, MANITOBA, January 24, 2008 – HudBay Minerals Inc. (TSX: HBM) announced today, effective immediately, the appointment of Allen J. Palmiere as the company’s new President and Chief Executive Officer. Mr. Palmiere has served as Chairman of the Board of HudBay since 2004. Norman Anderson, a director of the company, will take over the position of Chairman. The appointment of Mr. Palmiere comes as Peter Jones has chosen to retire as President, CEO and a director of the company.

Mr. Palmiere has spent the majority of his career serving in senior management roles in the mining industry. He has previously served as Treasurer of Northgate Exploration Ltd., Chief Executive Officer and Chief Financial Officer of Breakwater Resources Ltd., Chief Financial Officer of Zemex Corporation, and Executive Chairman of Barplats Investments Limited.

Mr. Anderson, a native of Flin Flon, Manitoba, is one of the most respected executives in the mining industry. He has served as Chairman, Vice-Chairman, President and Chief Executive Officer of a number of companies and is currently the President of the management consulting firm of Anderson & Associates. “I am pleased to take on this new role including the many opportunities that it brings,” said Mr. Palmiere. “This is an exciting time for HudBay, and I look forward to building on the past and participating in the company’s future successes. HudBay has an exceptional operating team and is well positioned for the future,” he added.

“Allen has made a significant contribution to HudBay during his time as Chairman of the Board. His proven leadership skills will undoubtedly be an asset to the company as we look to grow and expand into the future,” said Norman Anderson, incoming Chairman of the Board. “HudBay’s directors and the entire management team join me in welcoming Allen to his new position.”

“It has been an honour to lead HudBay as a public company,” said Mr. Jones. “Earlier this week, the company marked more than 80 years in business – a tremendous accomplishment. In recent years, we’ve achieved many great things including strong financial performance and strengthened relationships with our valued employees and the communities in which we operate. I wish my colleagues at HudBay continued success.”

NOTICE OF INVESTOR CONFERENCE CALL AND WEBCAST

HudBay will be hosting an investor conference call tomorrow morning at 9 am (Eastern time) to introduce Mr. Palmiere in his new capacity. A live webcast will be available on the HudBay website. Details are as follows:

Date:	January 25, 2008
Time:	9:00 am (Eastern time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3420 or 800-731-6941
Replay:	416-640-1917 or 877-289-8525
Replay passcode:	21261047#

The conference call replay will be available until midnight (Eastern time) on February 1, 2008. An archived audio webcast of the call will also be available on HudBay’s website.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Media:

Katie Clark

Edelman Public Relations

Tel: 416-979-1120 ext 231

Cell: 416-200-3394

katie.clark@edelman.ca

Analysts:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “seeks”, “expects”, “budget” or variations of such words or state that certain actions, events or results “may”, “could”, “will”, “will be”, “would be” or “is expected to be”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, actual results of exploration activities, future commodity prices, permitting timelines, capital expenditures, possible variations in ore reserves, resources, grade or recovery rates, requirements for additional capital, changes in laws or policies, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual

Information Form for the year ended December 31, 2006, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.